Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following information in conjunction with “Item 5. Operating and Financial Review and Prospects” in our Form 20-F for the year ended December 31, 2021, or our 2021 Form 20-F, our audited consolidated financial statements and the related notes to our 2021 Form 20-F, and our unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2021 and 2022 and the related notes included in our current report on Form 6-K furnished with the SEC on January 17, 2023. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in our 2021 Form 20-F.

Results of Operations

The following table summarizes our consolidated results of operations in absolute amounts and as percentages of our total revenues for the periods presented. This information should be read together in conjunction with “Item 5. Operating and Financial Review and Prospects” in our 2021 Form 20-F, our audited consolidated financial statements and the related notes to our 2021 Form 20-F, and our unaudited interim condensed consolidated financial statements and the related notes included in Exhibit 99.1 to our current report on Form 6-K furnished with the SEC on January 17, 2023. The results of operations in any period are not necessarily indicative of our future trends.

Despite the lack of legal majority ownership, our Cayman Islands holding company is considered the primary beneficiary of the VIEs and consolidates the VIEs and their subsidiaries as required by ASC topic 810, Consolidation. Accordingly, we treat the VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2019		2020		2021			2021	2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)
	(in thousands, except for percentages)
Revenues:
Membership services	14,435,611	49.8	16,491,030	55.5	16,713,664	54.7	12,592,975	54.4	12,967,268	1,822,910	60.6
Online advertising services	8,270,600	28.5	6,822,115	23.0	7,066,751	23.1	5,402,249	23.3	3,778,222	531,134	17.7
Content distribution	2,544,221	8.8	2,660,074	9.0	2,855,602	9.3	2,094,083	9.0	1,835,075	257,971	8.6
Others	3,743,226	12.9	3,733,996	12.5	3,918,342	12.9	3,076,494	13.3	2,824,124	397,009	13.1
Total revenues	28,993,658	100.0	29,707,215	100.0	30,554,359	100.0	23,165,801	100.0	21,404,689	3,009,024	100.0
Operating costs and expenses:
Cost of revenues(1)	(30,348,342)	(104.7)	(27,884,395)	(93.9)	(27,513,497)	(90.0)	(21,005,943)	(90.7)	(16,917,072)	(2,378,164)	(79.0)
Selling, general and administrative(1)	(5,236,007)	(18.1)	(5,187,835)	(17.5)	(4,725,142)	(15.5)	(3,632,054)	(15.7)	(2,525,676)	(355,054)	(11.8)
Research and development(1)	(2,667,146)	(9.2)	(2,675,494)	(9.0)	(2,794,927)	(9.1)	(2,031,784)	(8.8)	(1,433,076)	(201,459)	(6.7)
Total operating costs and expenses	(38,251,495)	(131.9)	(35,747,724)	(120.4)	(35,033,566)	(114.6)	(26,669,781)	(115.2)	(20,875,824)	(2,934,677)	(97.5)
Operating (loss)/income	(9,257,837)	(31.9)	(6,040,509)	(20.4)	(4,479,207)	(14.6)	(3,503,980)	(15.2)	528,865	74,347	2.5

	For the Year Ended December 31,							For the Nine Months Ended September 30,
	2019		2020		2021			2021	2022
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
							(unaudited)
	(in thousands, except for percentages)
Total other expenses, net(2)	(967,050)	(3.3)	(943,368)	(3.2)	(1,532,781)	(5.0)	(779,367)	(3.4)	(855,692)	(120,291)	(4.0)
Loss before income taxes	(10,224,887)	(35.2)	(6,983,877)	(23.6)	(6,011,988)	(19.6)	(4,283,347)	(18.6)	(326,827)	(45,944)	(1.5)
Income tax expenses	(51,852)	(0.2)	(23,276)	(0.1)	(96,545)	(0.3)	(60,009)	(0.3)	(95,587)	(13,437)	(0.4)
Net loss	(10,276,739)	(35.4)	(7,007,153)	(23.7)	(6,108,533)	(19.9)	(4,343,356)	(18.9)	(422,414)	(59,381)	(1.9)

Note:

(1) Share-based compensation expense was allocated as follows:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
			(unaudited)
	(in thousands)
Cost of revenues	171,053	201,970	173,263	129,400	111,333	15,651
Selling, general and administrative	675,278	851,416	718,377	580,393	328,585	46,192
Research and development	238,189	316,709	327,523	244,912	183,017	25,728
Total	1,084,520	1,370,095	1,219,163	954,705	622,935	87,571

(2) We adopted Accounting Standard Update (“ASU”) No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) on January 1, 2022 using a modified retrospective transition method. Upon the adoption of ASU 2020-06, all of the proceeds received from the issuance of the existing notes should be recorded as a liability on the balance sheet in accordance with ASC 470-20. The difference between the principal amount of each of the existing notes and net proceeds from the issuance is considered debt discount and is amortized at their respective effective interest rates to accrete the carrying value of the existing notes to its face value on the respective put dates of the existing notes. For further information, see Note 8 to our unaudited interim condensed consolidated financial statements included in Exhibit 99.1 to our current report on Form 6-K furnished with the SEC on January 17, 2022.

Nine Months Ended September 30, 2022 Compared with Nine Months Ended September 30, 2021

Revenues

Our revenues decreased by 7.6% from RMB23,165.8 million in the nine months ended September 30, 2021 to RMB21,404.7 million (US$3,009.0 million) in the nine months ended September 30, 2022.

Membership services. Our membership services revenue increased by 3.0% from RMB12,593.0 million in the nine months ended September 30, 2021 to RMB12,967.3 million (US$1,822.9 million) in the nine months ended September 30, 2022, primarily because we launched a variety of premium content that elevated user experiences during this period, and continued to refine operations to improve our monetization capabilities. The average daily number of total subscribing members in the nine months ended September 30, 2022 was 100.2 million, as compared to 103.1 million in the nine months ended September 30, 2021. The average daily number of subscribing members excluding individuals with trial memberships was 99.6 million in the nine months ended September 30, 2022, as compared to 102.2 million in the nine months ended September 30, 2021. Monthly ARM in the nine months ended September 30, 2022 increased by 5.9% to RMB14.37, as compared to RMB13.57 in the nine months ended September 30, 2021. We track the number of average daily subscribing members and monthly ARM as key indicators for membership revenue growth, and have been cultivating users’ willingness to pay. We are dedicated to providing more premium content through diversified approaches, as we did in the past by launching theme-based drama theaters, members only content and the PVOD mode, to expand our subscribing member base, nurture members’ willingness to pay and diversify our routes to membership monetization to drive membership services revenue.

Online advertising services. Our online advertising services revenue decreased by 30.1% from RMB5,402.2 million in the nine months ended September 30, 2021 to RMB3,778.2 million (US$531.1 million) in the nine months ended September 30, 2022, as a result of the challenging macroeconomic environment, pandemic resurgence, and our strategy leading to fewer number of variety shows launched. Average brand advertising revenue per brand advertiser decreased by 34.0% from RMB4.8 million in the nine months ended September 30, 2021 to RMB3.2 million (US$0.4 million) in the same period of 2022. The decrease was primarily due to the challenging macroeconomic environment. We track the average brand advertising revenue per brand advertiser as a key indicator to evaluate our advertising services business and adapt our sales strategy, advertisement solutions and content scheduling accordingly.

Content distribution. Our content distribution revenue decreased by 12.4% from RMB2,094.1 million in the nine months ended September 30, 2021 to RMB1,835.1 million (US$258.0 million) in the nine months ended September 30, 2022, primarily due to a decrease in the value of barter transactions and cash transactions.

Others. Other revenues decreased by 8.2% from RMB3,076.5 million in the nine months ended September 30, 2021 to RMB2,824.1 million (US$397.0 million) in the nine months ended September 30, 2022, primarily as a result of the soften performance of vertical business lines.

Cost of revenues

Our cost of revenues decreased by 19.5% from RMB21,005.9 million in the nine months ended September 30, 2021 to RMB16,917.1 million (US$2,378.2 million) in the nine months ended September 30, 2022, primarily due to lower content costs during this period. Content costs as a component of cost of revenues were RMB12,607.4 million (US$1,772.3 million) in the nine months ended September 30, 2022, decreasing 20.6% year over year. The decrease in content cost was driven by our improvement in content strategy and enhancement in operating efficiency.

Gross profit

As a result of the foregoing, we recorded gross profit of RMB2,159.9 million and RMB4,487.6 million (US630.9 million) in the nine months ended September 30, 2021 and 2022, respectively. Our gross profit as a percentage of total revenues increased from 9.3% in the nine months ended September 30, 2021 to 21.0% in the nine months ended September 30, 2022, which was primarily attributable to the increase in the membership services revenue and the decrease in our content costs.

Selling, general and administrative expenses

Selling, general and administrative expenses decreased by 30.5% from RMB3,632.1 million in the nine months ended September 30, 2021 to RMB2,525.7 million (US$355.1 million) in the nine months ended September 30, 2022, primarily due to decrease in marketing spending, share-based compensation expenses, and personnel-related compensation expenses.

Research and development expenses

Our research and development expenses decreased by 29.5% from RMB2,031.8 million in the nine months ended September 30, 2021 to RMB1,433.1 million (US$201.5 million) in the nine months ended September 30, 2022, primarily due to the decrease of personnel-related compensation expenses.

Income tax expense

Income tax expense was RMB95.6 million (US$13.4 million) in the nine months ended September 30, 2022, as compared to RMB60.0 million in the nine months ended September 30, 2021.

Net loss

As a result of the foregoing, we recorded net loss of RMB422.4 million (US$59.4 million) in the nine months ended September 30, 2022 and net loss of RMB4,343.4 million in the nine months ended September 30, 2021.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

To supplement our consolidated financial results presented in accordance with GAAP, we use non-GAAP operating (loss)/income and non-GAAP operating (loss) /income margin as our non-GAAP financial measures. The presentation of such non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

We believe that such non-GAAP financial measures provide meaningful supplemental information regarding our operating performance by excluding certain items that may not be indicative of its business operating results, such as operating performance excluding non-cash charges or non-operating in nature. We believe that both management and investors benefit from referring to the non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. The non-GAAP financial measures also facilitate management’s internal comparisons to our historical operating performance. We believe the non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using the non-GAAP financial measures is that the non-GAAP measures exclude certain items that have been and may continue to be for the foreseeable future a significant component in our results of operations. The non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Non-GAAP operating (loss)/income represents operating (loss)/income excluding (i) share-based compensation expenses, and (ii) amortization and impairment of intangible assets resulting from business combinations. Non-GAAP operating (loss)/income margin represents non-GAAP operating (loss)/income divided by total revenues.

The table below sets forth a reconciliation of our operating (loss)/income to non-GAAP operating (loss)/income for the periods indicated.

	Nine Months Ended
	September 30, 2021	September 30, 2022
	(unaudited)
	(RMB in thousands, except for percentages)
Operating (loss)/income	(3,503,980)	528,865
Add: Share-based compensation expenses	954,705	622,935
Add: Amortization and impairment of intangible assets(1)	38,741	42,908
Operating (loss)/income (non-GAAP)	(2,510,534)	1,194,708
Operating (loss)/income margin (non-GAAP)	(10.8%)	5.6%

Note:

(1)	Represents amortization and impairment of intangible assets resulting from business combinations.

Liquidity and Capital Resources

As of September 30, 2022, we had RMB3,559.9 million (US$500.4 million) and RMB16.4 million (US$2.3 million) in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents primarily consist of cash on hand and highly-liquid investments, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. Our restricted cash mainly represents restricted deposits used as collateral against short-term loans and certain lawsuits.

As of September 30, 2022, we had RMB1,470.5 million (US$206.7 million) in short-term investments. Our short-term investments consist of held-to-maturity debt securities and available-for-sale debt securities with maturities of less than one year purchased from commercial banks and other financial institutions.

Our total current liabilities were RMB29,149.4 million (US$4,097.8 million) as of September 30, 2022, which primarily included RMB8,520.6 million (US$1,197.8 million) in convertible senior notes, current portion, RMB6,882.1 million (US$967.5 million) in accounts and notes payable, RMB3,968.7 million (US$557.9 million) in customer advances and deferred revenue, and RMB3,938.9 million (US$553.7 million) in short-term loans. As of September 30, 2022, we had unused credit lines of RMB1.4 billion (US$201.9 million) and a working capital deficit of RMB18.3 billion (US$2.6 billion).

We recorded net loss of RMB422.4 million (US$59.4 million) in the nine months ended September 30, 2022. We had not been profitable in the past financial years since our inception and we had only been able to generate positive net cash flows in some of the financial years, in which case the positive net cash flows were mainly attributable to the net proceeds we received in our initial public offering, our convertible notes offerings and our ADSs offering. Accounts and notes payable amounted to RMB8,896.5 million and RMB6,882.1 million (US$967.5 million) as of December 31, 2021 and September 30, 2022, respectively. A substantial majority of our accounts and notes payable are due to content providers. The decrease in accounts and notes payable in 2022 was primarily due to a decrease in content acquisition related payables. To finance our operations, we have incurred a significant amount of indebtedness and other liabilities in relation to our convertible senior notes and other financing arrangements. We cannot assure you that we will be able to generate sufficient cash flow from our operations or secure additional financing to support the repayment of our indebtedness when our payments become due.

There is substantial doubt regarding our ability to continue as a going concern, given that, without securing additional financing including this offering, we do not have sufficient funds to repurchase all of the outstanding 2025 Notes (as defined below) if they are redeemed by noteholders on April 1, 2023. In addition, upon the occurrence of an event of default, the trustee or the holders of at least 25% in aggregate principal amount of our convertible senior notes may declare the whole principal of, and accrued and unpaid interest on, all the notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. To meet our cash flow and liquidity requirements, we will need to raise additional funds to maintain our ability to continue as a going concern and we are currently exploring multiple sources of financing including this proposed offering. Our unaudited interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The unaudited interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

To address these risks, we prudently manage our working capital to support our business and operations. We have been exploring and executing plans to reduce discretionary capital expenditures and operational expenses and to secure additional financing, including, but not limited to, obtaining additional credit facilities from banks in the normal course of business, re-financing certain existing loans and credit facilities and other existing debt obligations, issuance of asset-backed debt securities and raising funds through additional issuances of equity and/or debt in public and/or private capital markets transactions. Below is a summary of our recent major financing transactions.

In April 2018, we completed the initial public offering of our ADSs, and received net proceeds of RMB14.9 billion. We have conducted the below debt and equity financing activities since our initial public offering:

•
In December 2018, we completed an offering of US$750 million in aggregate principal amount of 3.75% convertible senior notes due 2023, or the 2023 Notes. In connection with the 2023 Notes, we also entered into capped call transactions. The holders of the 2023 Notes may require us to repurchase all or a portion of their notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest. In November 2021, we completed the repurchase relating to the 2023 Notes. US$746.8 million aggregate principal amount of the 2023 Notes were validly surrendered and not withdrawn prior to the expiration of the repurchase right offer. The aggregate purchase price of these 2023 Notes was US$746.8 million. As of September 30, 2022, RMB22.8 million (US$3.2 million) of the net carrying amount of the 2023 Notes was included in the non-current liabilities.

•
In March 2019, we completed an offering of US$1.2 billion in aggregate principal amount of 2.00% convertible senior notes due 2025, or the 2025 Notes. In connection with the 2025 Notes, we also entered into capped call transactions. The holders of the 2025 Notes have the right to require us to repurchase for cash all or part of their notes on April 1, 2023 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

•
In December 2020, we completed the offering of the US$800 million in aggregate principal amount of 4.00% convertible senior notes due 2026, or the 2026 Notes, and 40,000,000 ADSs at the price of US$17.50 per ADS. The underwriters exercised their option in full to purchase an additional US$100 million aggregate principal amount of the 2026 Notes and their option in part to purchase 4,594,756 additional ADSs at the price of US$17.50 per ADS, which transaction was closed on January 8, 2021. The holders of the 2026 Notes have the right to require us to repurchase for cash all or part of their notes on August 1, 2024 at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

•
In March 2022, we entered into subscription agreements with Baidu and a consortium of financial investors that include Oasis Management Company Ltd., pursuant to which these parties purchased from us, through a private placement, a total of 164,705,882 newly issued Class B ordinary shares and 304,705,874 newly issued Class A ordinary shares of our company, for a total purchase price of US$285 million in cash. In accordance with the subscription agreements, Baidu subscribed for Class B ordinary shares, and the financial investors subscribed for Class A ordinary shares.

Under the terms of the indentures governing the 2023 Notes, 2025 Notes and 2026 Notes, events of default include: (i) default in any payment of interest or additional amounts as defined under the respective indenture for a period of 30 days; (ii) default in the payment of principal of any notes when due; (iii) failure by our company to comply with its obligation to convert the notes upon exercise of a holder’s conversion right for a period of five business days; (iv) failure by our company to issue a Fundamental Change Company Notice or a Make-Whole Fundamental Change as defined under the respective indenture or a specified corporate event when due for a period of five business days; (v) failure by our company to comply with its obligations relating to consolidation, merger, sale, conveyance and lease under article 11 of the respective indenture; (vi) failure by our company for 60 days after written notice from the trustee or by the trustee at the request of the holders of at least 25% in aggregate principal amount of the respective notes then outstanding has been received by our company to comply with any of our other agreements contained in the respective notes or the indenture; (vii) default by our company or any significant subsidiaries, as defined in Article 1, Rule 1-02 of Regulation S-X, with respect to any mortgage, agreement or other instrument under which there may be outstanding, secured or evidenced any indebtedness in excess of US$60 million (or an equivalent amount in foreign currency), resulting in accelerated maturity or a failure to pay principal or interest when due, and such indebtedness is not discharged, or such acceleration is not otherwise cured or rescinded, within 30 days, (viii) a delay in payment or discharge of a final judgment for the payment of US$60 million (or an equivalent amount in foreign currency) rendered against us or any of our significant subsidiaries; (ix) we or any of our significant subsidiaries shall commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief; and (x) an involuntary case or other proceeding shall be commenced against our company or any significant subsidiary seeking liquidation, reorganization or other relief, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 30 consecutive days.

The indentures for these convertible notes define a “fundamental change” to include, among other things: (i) any person or group gaining control of our company; (ii) any recapitalization, reclassification or change of our ordinary shares or the ADSs as a result of which these securities would be converted into, or exchanged for, stock, other securities, other property or assets; (iii) the shareholders of our company approving any plan or proposal for the liquidation or dissolution of our company; (iv) our ADSs ceasing to be listed on Nasdaq Stock Market; or (v) any change in or amendment to the laws, regulations and rules of the PRC resulting in our company being legally prohibited from operating substantially all of the business operations conducted by our subsidiaries in China, the VIEs and subsidiaries of the VIEs or being unable to continue to derive substantially all of the economic benefits from the business operations conducted by these entities.

Upon the occurrence of an event of default, the trustee or the holders of at least 25% in aggregate principal amount may declare the whole principal of, and accrued and unpaid interest on, all the outstanding convertible senior notes to be due and payable immediately, subject to certain exceptions and conditions under the respective indenture. We may also be required to pay additional interests. Upon the occurrence of a fundamental change, holders of these notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount and accrued and unpaid interests. In the event of a fundamental change, we may also be required to issue additional ADSs upon conversion of its convertible notes. As of the date of this prospectus supplement, there was no such event of default or fundamental change.

In addition, in August 2022, we entered into a definitive agreement with PAGAC IV-1 (Cayman) Limited, PAG Pegasus Fund LP and/or their affiliates (collectively, “PAG”), pursuant to which PAG agreed to subscribe for an aggregate amount of US$500 million convertible notes (the “2028 Notes”) from us. We also granted PAG an option, exercisable within two months from the closing date of the transaction, to subscribe for an additional amount of up to US$50 million of the notes, under the same terms and conditions. Our obligations to PAG under the definitive agreement are secured by certain collateral arrangements. The transaction was closed in December 2022. The 2028 Notes bear an interest rate of 6% per annum and mature on the fifth anniversary of the issuance date. The 2028 Notes may be convertible into our ADSs at the holder’s option and subject to the terms of the 2028 Notes, at an initial conversion rate of 216.9668 ADS per US$1,000 principal amount of the 2028 Notes (which is equivalent to an initial conversion price of approximately US$4.61 per ADS). Holders of the 2028 Notes have the right to require us to repurchase for cash all or part of their notes, at a repurchase price equal to 120% and 130% of the principal amount of the 2028 Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. They also have the right to require us to repurchase for cash all or part of their notes in the event of certain fundamental changes and events of default. In connection with the PAG investment, Mr. Weijian Shan, executive chairman of PAG, was appointed as a member of the board of directors, a member of the compensation committee and a non-voting member of the audit committee.

We have also conducted the following asset-backed debt securities transactions and structured payable arrangements:

•
In December 2018, our suppliers sold certain receivables due from us, which were recorded as accounts payable in our consolidated balance sheets totaling RMB525.3 million to certain financial institutions at a discount. The factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest rate ranging from 5.0%-5.5% for gross proceeds of RMB446.0 million. Concurrently, we also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the asset-back debt securities with maturities in December 2019 and December 2020.

•
In November 2019, July 2021 and November 2021, we entered into similar reverse factoring arrangements whereby our suppliers sold certain receivables due from us amounting to RMB587.0 million, RMB231.6 million and RMB633.9 million, respectively, to the financial institutions at a discount. The factored receivables were recorded as accounts payable in our consolidated balance sheets. The factored receivables were further transferred to a securitization vehicle and used to securitize debt securities issued to third-party investors with a stated interest of 5.1%, 5.5% and 4.5% for gross proceeds of RMB500.0 million, RMB200.0 million and RMB570.0 million, respectively. Concurrently, we also entered into an agreement with the financial institutions to extend the repayment of the underlying payables to mirror the repayment terms for the corresponding asset-back debt securities which mature in November 2021, July 2022 and November 2022, respectively. The borrowings have an effective interest rate of 5.97%, 8.40% and 8.26%, respectively.

•
In 2020, 2021 and the nine months ended September 30, 2022, we entered into structured payable arrangements with banks or other financial institutions, pursuant to which the suppliers’ receivables collection process was accelerated through selling their receivables from us to the banks or other financial institutions at a discount. We were legally obligated to pay the banks or other financial institutions in the amount totaling RMB395.9 million, RMB1,058.6 million and RMB1,119.7 million (US$157.4 million), respectively, which will mature within one year. As of September 30, 2022, the outstanding borrowings from the factoring arrangements was RMB722.0 million (US$101.5 million), which is repayable within one year.

In terms of business and operational initiatives, we will continue to (i) pursue diversified monetization models, including membership services, online advertising services, content distribution, online games, IP licensing, talent agency, and online literature, (ii) work closely with our advertising customers and suppliers to optimize our payment terms, and (iii) strengthen our content production capabilities and improve production efficiency to enhance content quality, increase return on investment, and manage our cost and operating expenses, in particular content costs.

As we will continue to invest in both original and licensed content and technology to support our growth, we may not be able to improve our working capital or liquidity position or to generate or maintain positive net cash flows going forward. We have taken a series of measures to mitigate such risks, including stepping up efforts in accounts receivable collection as well as actively controlling spending through careful budget formulation, stringent budge implementation and payment arrangements with longer payment period. We are also exploring opportunities to obtain additional financing, including financing from new and/or existing shareholders, and financing generated through capital markets transactions and commercial banks. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. See “Item 3D. Risk Factors—Risks Related to Our Business and Industry—We have substantial indebtedness and we may continue to incur substantial additional indebtedness in the future, which could adversely affect our financial health and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations on a timely manner. Deterioration of our cash flow position could materially and adversely affect our ability to service our indebtedness and continue our operations” and “Item 3D. Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have in the past experienced working capital deficits. If we experience such working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected” in our 2021 Form 20-F. Despite our efforts to pursue our fund raising plans and business initiatives, the successful completion of these plans is dependent on factors outside of our control and there can be no assurances that new financings or other transactions will be available to us on commercially acceptable terms, or at all. In addition, the potential worsening global economic conditions and the recent disruptions to, and volatility in, the global financial markets resulting from factors such as the ongoing COVID-19 pandemic, intensified geopolitical conflicts and other adverse changes in macroeconomic conditions, may adversely impact our operational results and our ability to secure additional financing. Accordingly, we have concluded that the substantial doubt with respect to our liquidity position has not been alleviated as of the date hereof.

As of September 30, 2022, we had an aggregate of RMB5,046.7 million (US$709.5 million) in cash and cash equivalents, restricted cash and short-term investments. As of September 30, 2022, 64.6% of our cash and cash equivalents, restricted cash and short-term investments were held in the PRC, while 42.8% of our cash and cash equivalents, restricted cash and short-term investments were held by the VIEs and their subsidiaries.

Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “Item 5. Operating and Financial Review and Prospects—Holding company structure” in our 2021 Form 20-F. We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•
capital contributions to our PRC subsidiaries must be registered with the SAMR or its local counterparts, and reported to the competent commerce authorities through the enterprise registration system and the National Enterprise Credit Information Publicity System; and

•
loans by us to our PRC subsidiaries to finance their activities cannot exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system or, as an alternative, only procure loans subject to the Risk-Weighted Approach and the Net Asset Limits and must be registered with SAFE or its local branches or filed with SAFE in its information system. Any loan to be provided by us to our PRC subsidiaries, the VIEs and their subsidiaries with a term of more than one year must be recorded and registered by the NDRC or its local branches.

See “Item 4. Information on the Company—B. Business Overview—Government Regulations—Regulations on Foreign Exchange” in our 2021 Form 20-F. There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries. This is because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries complete the relevant filing and registration procedures. With respect to loans to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries determine to adopt the traditional foreign exchange administration mechanism, or the Current Foreign Debt mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries and there is, in effect, no statutory limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance since we can increase the registered capital of our PRC subsidiaries by making capital contributions to them, subject to the completion of relevant registrations, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries determine to adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in the PBOC Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of the PBOC Notice No. 9, the PBOC and the SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of the PBOC Notice No. 9. As of the date hereof, neither the PBOC nor the SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and the SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

A majority of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, Renminbi may be converted into foreign exchange for current account items, including profit distributions, interest payments and trade and service related foreign exchange transactions.

Our PRC subsidiaries may convert Renminbi amounts that they generate in their own business activities, including technical consulting and related service fees pursuant to their contracts with the VIEs, as well as dividends they receive from their own subsidiaries, into foreign exchange and pay them to their non-PRC parent companies in the form of dividends. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2019	2020	2021	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
				(unaudited)
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by/(used for) operating activities(1)	3,906,227	(5,411,071)	(5,951,847)	(4,856,482)	(923,966)	(129,888)
Net cash (used for)/provided by investing activities	(11,749,571)	159,296	1,262,350	(834,754)	(312,919)	(43,989)
Net cash provided by/(used for) financing activities	7,880,306	9,373,906	(2,959,455)	2,279,485	1,607,281	225,948
Effect of exchange rate changes on cash, cash equivalents and restricted cash	112,265	(91,293)	(216,696)	(142,929)	130,994	18,413
Net increase/(decrease) in cash, cash equivalents and restricted cash	149,227	4,030,838	(7,865,648)	(3,554,680)	501,390	70,484
Cash, cash equivalents and restricted cash at the beginning of the period	6,760,447	6,909,674	10,940,512	10,940,512	3,074,864	432,258
Cash, cash equivalents and restricted cash at the end of the period	6,909,674	10,940,512	3,074,864	7,385,832	3,576,254	502,742

Note:

(1) Our cash outflows resulting from acquisition of licensed contents were reclassified from investing activities to operating activities starting from January 1, 2020 due to the adoption of ASU 2019-02, Improvements to Accounting for Costs of Films and License Agreements for Program Materials.

Net cash used for operating activities

Net cash used for operating activities decreased from RMB4,856.5 million in the nine months ended September 30, 2021 to RMB924.0 million (US$129.9 million) in the nine months ended September 30, 2022, primary due to a decrease in net loss by RMB3,921.0 million from RMB4,343.4 million of net loss in the nine months ended September 30, 2021 to RMB422.4 million (US$59.4 million) of net loss in the nine months ended September 30, 2022, as adjusted by a decrease of non-cash items by RMB2,521.3 million from RMB13,386.7 million in the nine months ended September 30, 2021 to RMB10,865.4 million (US$1,527.4 million) in the nine months ended September 30, 2022 and a decrease of cash outflow from changes in operating assets and liabilities by RMB2,532.8 million from RMB13,899.8 million in the nine months ended September 30, 2021 to RMB11,367.0 million (US$1,597.9 million) in the nine months ended

September 30, 2022. The decrease of cash outflow from changes in operating assets and liabilities was primarily due to decreased licensed copyrights and produced content, offset by increased accounts payable. The decrease in non-cash items was primarily due to decreases of amortization and impairment of licensed copyrights and produced content.

Net cash used for investing activities

Net cash used for investing activities decreased from RMB834.8 million in the nine months ended September 30, 2021 to RMB312.9 million (US$44.0 million) in the nine months ended September 30, 2022, primarily due to (i) decreased cash outflow from purchasing of debt securities by RMB13,003.2 million from RMB17,047.5 million in the nine months ended September 30, 2021 to RMB4,044.3 million (US$568.5 million) in the nine months ended September 30, 2022, (ii) decreased cash inflow from maturities of debt securities by RMB12,782.9 million from RMB16,749.6 million in the nine months ended September 30, 2021 to RMB3,966.7 million (US$557.6 million) in the nine months ended September 30, 2022, and (iii) decreased cash outflow from purchase of long-term investments by RMB153.2 million from RMB231.5 million in the nine months ended September 30, 2021 to RMB78.3 million (US$11.0 million) in the nine months ended September 30, 2022.

Net cash provided by financing activities

Net cash provided by financing activities decreased from cash inflow of RMB2,279.5 million in the nine months ended September 30, 2021 to cash inflow of RMB1,607.3 million (US$225.9 million) in the nine months ended September 30, 2022, primarily due to the increase in net cash outflow used for repayments of short-term loans by RMB1,009.3 million (US$142.0 million) in the nine months ended September 30, 2022.

Material Cash requirements

Our material cash requirements as of September 30, 2022 and any subsequent period primarily include our capital expenditures, long-term debt obligations, capital lease obligations, operating lease obligations, and purchase obligations.

Our capital expenditures are incurred primarily in connection with leasehold improvements, computers and servers. Our capital expenditures were RMB165.5 million (US$23.3 million) for the nine months ended September 30, 2022.

Our capital expenditures may decrease in the future as we continue to enhance overall cost control. We currently plan to fund these expenditures with our current cash and cash equivalents, short-term investments and anticipated cash flow generated from our operating activities. We intend to fund our existing and future material cash requirements with our existing cash and cash equivalents, restricted cash, short-term investments and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

See “Item 5. Operating and Financial Review and Prospects— Material Cash requirements” in our 2021 Form 20-F for more information about our long-term debt obligations, capital lease obligations, operating lease obligations, and purchase obligations as of December 31, 2021.